BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002, communicates the following to its shareholders and to the market in general:

BRF announces today another step in the evolution process of its organizational structure, which was discussed and approved by the Board of Directors in the ordinary meeting held last Thursday, June 29th, 2017. The new dynamics of work comprises 14 vice-presidencies, having a global vision of the business and reporting to the Chief Executive Officer of the Company, Pedro de Andrade Faria.

In addition, the model of trading activities has been enhanced. The management of international markets previously divided into Asia, Europe, Americas and Africa will be now conducted under a single trading block named "International". The activities of this trading bloc will be under the command of Simon Cheng, the executive who led the Company's activities in Asia in recent years.

The following blocks will complete the logics of the trading activities: "Brazil", which was already being managed by Alexandre Almeida, executive that was recently integrated to BRF; "OneFoods", which covers the business of BRF’s subsidiary dedicated to the Muslim market and will continue under the management of Patricio Rohner, executive in charge of such a market for more than 20 years; and "Southern Cone", which will gather the markets of Argentina, Chile, Uruguay and Paraguay and be under the supervision of Jorge Lima, executive who leads the activities of the BRF in the same region since 2016.

The new structure reflects the maturation of the current organizational format. The objective is to standardize and centralize business processes, maintaining a lean, efficient and stable organization, to ensure the effective functioning of a global organization.

BRF will continue to evolve in its management model and will keep its shareholders and the market in general informed.

São Paulo, July 6th, 2017

Pedro de Andrade Faria
Chief Executive, Financial and Investor Relations Officer